SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: 24 June 2010	By:	/S/ RONG GUANGDAO
	Name:	Rong Guangdao
	Title:	Chairman

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Resolutions of the 13th Meeting of the Sixth Session

of the Board of Directors

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The notice for convening the 13th meeting of the sixth session of the board of directors (the “Board”) (the “Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was sent to all directors of the Company on 9 June 2010 by facsimile transmission and mail. The Meeting was held at No.8 conference room of the Company’s main building on 23 June 2010. Of the 12 Directors entitled to attend the Meeting, 7 Directors attended the Meeting. Directors Mr. Shi Wei, Mr. Lei Dianwu and Mr. Xiang Hanyin, and Independent Directors Mr. Sun Chiping and Mr. Jiang Zhiquan were absent from the Meeting due to business engagements. Directors Mr. Shi Wei, Mr. Lei Dianwu and Mr. Xiang Hanyin had appointed Mr. Rong Guangdao, Chairman, as their irrevocable voting proxies. Independent Directors Mr. Sun Chiping and Mr. Jiang Zhiquan had appointed Mr. Chen Xinyuan as their irrevocable voting proxies. Members of the supervisory committee and the senior management of the Company attended the Meeting. Mr. Zhang Jingming, Company Secretary attended the Meeting. The convening of the Meeting complied with the regulations of the Company Law of the People’s Republic of China and the Articles of Association of Sinopec Shanghai Petrochemical Company Limited. Mr. Rong Guangdao, Chairman, presided over the Meeting. The Board considered and approved the following resolutions:

Resolution 1 The appointment of Mr. Wu Haijun as Executive Director to fill up the vacancy in the sixth session of the Board was approved with 12 votes in favor, 0 vote against and 0 vote abstained.

Resolution 2 The election of Mr. Wu Haijun as Vice Chairman of the sixth session of the Board was approved with 12 votes in favor, 0 vote against and 0 vote abstained.

Resolution 3 The appointment of Mr. Du Chongjun as the authorized representative of the Company with the Stock Exchange of Hong Kong Limited was approved with 12 votes in favor, 0 vote against and 0 vote abstained.

By Order of the Board
Zhang Jingming
Company Secretary

Shanghai, the PRC, 23 June 2010

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Wu Haijun, Li Honggen, Shi Wei and Dai Jinbao ; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Resolutions Passed at the 2009 Annual General Meeting

The Company and all members of the board of directors warrant the truthfulness, accuracy and completeness of the information contained in this announcement and jointly and severally accept full responsibility for any false representations or misleading statements contained in, or material omissions from this announcement.

Important:

No objection or amendment was made to the resolutions proposed at the meeting.

I.	The convening and attendance of the meeting

The 2009 annual general meeting (the “AGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held on 23 June 2010 (Wednesday) at 9:00 a.m. at Jinshan Roller-skating Stadium, Shanghai, the People’s Republic of China (the “PRC”). The AGM was attended by 36 shareholders in person and shareholders by proxy holding 6.355 billion shares, representing 88.26% of the Company’s total voting shares of 7.2 billion shares, amongst which non-circulating shares amounted to 4.017 billion shares and circulating shares amounted to 2.338 billion shares. The convening of the AGM complied with the relevant regulations stipulated by the Company Law of the PRC and the articles of association of the Company.

The AGM was convened by the board of directors (the “Board”) of the Company, and Mr. Rong Guangdao, Chairman of the Company, presided over the AGM. The Company had 11 directors at the commencement of the AGM, of which 6 attended the AGM. Vice Chairman Mr. Du Chongjun, Directors Mr. Li Honggen and Mr. Dai Jinbao, and Independent Directors Mr. Chen Xinyuan and Mr. Zhou Yunnong attended the AGM. Directors Mr. Shi Wei, Mr. Lei Dianwu and Mr. Xiang Hanyin, and Independent Directors Mr. Sun Chiping and Mr. Jiang Zhiquan were absent from the AGM due to business engagements. Candidate for director Mr. Wu Haijun attended the AGM. The Company had 7 supervisors, of which 7 attended the AGM. Chairman of the supervisory committee Mr. Gao Jinping, Supervisors Mr. Zhang Chenghua, Ms. Wang Yanjun, Mr. Zhai Yalin, Mr. Wu Xiaoqi, and Independent Supervisors Mr. Liu Xiangdong and Mr. Yin Yongli attended the AGM. Vice President Mr. Zhang Jianping and Chief Financial Officer Mr. Ye Guohua attended the AGM. Company Secretary Mr. Zhang Jingming attended the AGM.

II.	Review of the ordinary resolutions

The following ordinary resolutions were considered and passed at the AGM through voting by open ballot:

1.	2009 Work Report of the Board of the Company.

	Shares voted in favor	Shares voted against	Percentage of shares voted in favor*
Voting results of shareholders	4,465,350,425	906,636	99.98
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.00
Shareholders with circulating shares	448,620,425	906,636	99.80

*	Percentage of shares voted in favor refers to the proportion of shares voted in favor by the shareholders accounting for the total voting shares held by shareholders (or their proxies) attending the AGM. (The same below)

2.	2009 Work Report of the Supervisory Committee of the Company.

	Shares voted in favor	Shares voted against	Percentage of shares voted in favor*
Voting results of shareholders	4,465,336,425	910,636	99.98
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.00
Shareholders with circulating shares	448,606,425	910,636	99.80

3.	2009 Audited Financial Statements of the Company.

	Shares voted in favor	Shares voted against	Percentage of shares voted in favor*
Voting results of shareholders	4,413,414,398	708,136	99.98
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.00
Shareholders with circulating shares	396,684,398	708,136	99.82

4.	2009 Profit Distribution Plan of the Company.

	Shares voted in favor	Shares voted against	Percentage of shares voted in favor*
Voting results of shareholders	4,461,498,824	4,774,036	99.89
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.00
Shareholders with circulating shares	444,768,824	4,774,036	98.94

The 2009 profit distribution plan is: distributing a dividend of RMB0.30 per 10 shares (including tax), totaling RMB216,000,000 based on the total share capital of RMB7.2 billion as at 31 December 2009.

5.	2010 Financial Budget Report of the Company.

	Shares voted in favor	Shares voted against	Percentage of shares voted in favor*
Voting results of shareholders	4,465,011,825	1,484,736	99.97
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.00
Shareholders with circulating shares	448,281,825	1,484,736	99.67

6.	Re-appointment of KPMG Huazhen as the Company’s domestic auditor for the year 2010 and KPMG as the Company’s international auditor for the year 2010, and to authorize the Board to fix their remuneration.

	Shares voted in favor	Shares voted against	Percentage of shares voted in favor*
Voting results of shareholders	4,458,099,161	6,760,000	99.85
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.00
Shareholders with circulating shares	441,369,161	6,760,000	98.49

7.	Appointment of Mr. Wu Haijun as director to fill up the vacancy in the sixth session of the Board.

	Shares voted in favor	Shares voted against	Percentage of shares voted in favor*
Voting results of shareholders	4,326,769,794	139,689,967	96.87
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.00
Shareholders with circulating shares	310,039,794	139,689,967	68.94

The biographical details of Mr. Wu Haijun were set out in the Company’s circular to shareholders dated 7 May 2010.

III.	Review of the special resolution

The following special resolution was considered and passed at the AGM through voting by open ballot:

8.	To approve the amendments to the articles of association of the Company (the “Articles of Association”) and its appendices proposed by the Board of the Company and authorize the Board of the Company to transact all relevant matters regarding any application, reporting and approval, registration and filing requirements in relation to such amendments to the Articles of Association and its appendices on behalf of the Company, including making appropriate text revisions in accordance with any revision request of any relevant PRC approval authorities and the listing rules of any stock exchanges on which the Company’s securities are listed.

	Shares voted in favor	Shares voted against	Percentage of shares voted in favor*
Voting results of shareholders	4,463,858,924	2,225,037	99.95
Including:
Shareholders with non-circulating shares	4,016,730,000	0	100.00
Shareholders with circulating shares	447,128,924	2,225,037	99.50

The details of the amendments to the Articles of Association were set out in the Company’s circular to shareholders dated 7 May 2010.

The above resolutions were passed at the 2009 AGM. The Company had appointed the Company’s auditor, KPMG, as the scrutineer to monitor the vote-taking procedures at the AGM. The Company has complied with the voting instructions stipulated by HKSCC Nominees Limited.

IV.	Explanation in relation to the payment of the dividends of the Company for the year 2009:

1.	Pursuant to Article 215 of the Articles of Association, the Company declares dividends to its shareholders in Renminbi. Dividends payable to the holders of A Shares shall be paid in Renminbi whilst dividends payable to the holders of H Shares shall be paid in Hong Kong dollars, and in the latter case, the following conversion formula shall apply:

Conversion rate for dividends	=	Amount of dividends in Renminbi
Average of the closing exchange rates for the Hong Kong dollar as announced by the Foreign Exchange Trading Centre of the PRC for the calendar week preceding the date on which dividends are declared

For the purpose of payment to the holders of the Company’s H Shares of the 2009 dividends for the year ended 31 December 2009, the average of the median exchange rates for the Hong Kong dollar as announced by the Foreign Exchange Trading Centre of the PRC for the calendar week preceding the date on which dividends were declared (that is, 23 June 2010) is HK$100 for RMB87.6595. Therefore, there will be a dividend of HK$0.0342 per H Share of the Company (tax inclusive).

According to the Enterprise Income Tax Law of the People’s Republic of China, which came into effect since 1 January 2008, and its implementation rules and regulations and other related notices, the Company is obliged to withhold and pay enterprise income tax at a rate of 10% on behalf of the non-resident enterprise holders of H shares whose names appear on the register of members for H shares of the Company on 20 May 2010 when distributing the 2009 dividend to them (for details, please refer to the announcement published on The Stock Exchange of Hong Kong Limited on 14 May 2010).

2.	The Company will appoint Bank of China (Hong Kong) Trustees Limited as its paying agent in Hong Kong (“Paying Agent”) and will pay to such Paying Agent the dividends declared in respect of the H Shares to be held, pending payment, in trust for the holders of H Shares. Dividends payable to the holders of H Shares will be paid by the Paying Agent on 20 July 2010 and will be dispatched by Hong Kong Registrars Limited on that date.

3.	Distribution of 2009 dividends to holders of A Shares will be announced separately.

V.	Lawyer’s certification

As certified by and stated in the legal opinion issued by Tang Liqiu and He Miao of the Company’s legal advisor as to the PRC law, Haiwen & Partners (Beijing City), it is stated that “the convening and holding of the 2009 AGM, the qualification of the convener, the qualifications of shareholders or proxies who attended the AGM and the voting procedures adopted at the AGM were in compliance with the provisions of the relevant laws and the articles of association of the Company. As a result, the resolutions of the AGM are legally valid.”

Documents available for inspection:

1.	Resolutions passed at the 2009 AGM; and

2.	Legal opinions from the lawyer of the Company.

By Order of the Board
Zhang Jingming
Company Secretary

Shanghai, the PRC, 23 June 2010

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Wu Haijun, Li Honggen, Shi Wei and Dai Jinbao ; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.